                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                          Commission File No. _______



(Check one): [ x ] Form 10-KSB

For period ended: September 30, 2001



        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.



                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: Pop N Go, Inc.

Former Name if applicable: n/a

Address of principal executive office: 12429 East Putnam Street

City, State and Zip Code: Whittier, California 90602

                                     PART II

                            RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]     (b) The subject annual report on Form 10-KSB, will be filed on or before the 15th calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not Applicable)


                                    PART III

                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

        Registrant has not completed the closing of its books for its fiscal year ended September 30, 2001. As a result, additional time is required before it will have the necessary information to complete and file its Form 10-KSB. Registrant is working to complete the closing of its books as soon as possible.

                                     PART IV

                                OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification.

    Mel Wyman        562               945-9351
     (Name)          (Area Code)      (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [x] Yes       [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes       [x] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 POP N GO, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            POP N GO, INC.


Date: December 19, 2001                     By /s/ MEL WYMAN
                                              ----------------------------------
                                               Mel Wyman
                                                Chief Executive Officer

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).